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                               February 12, 2024

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed February 2,
2024
                                                            File No. 333-274404

       Dear Shaozhang Lin:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

       Amendment No.5 to Registration Statement on Form F-1

       Note 3. Summary of Significant Accounting Policies bb. Revision of previously issued Consolidated Statements of Balance
Sheets, Operations and
       Comprehensive Loss..., page F-17

   1. We note your response to prior comment 2, however, it remains unclear how you determined that the
qualitative factors overcome the quantitative significance of the error.
                                                        In this regard, while
you refer to the dollar impact of this error, on a percentage basis, this error impacted earnings
per share by approximately 15% as a percentage of the as-
                                                        corrected balance.
Please explain or as previously requested, revise to label the appropriate columns of
the financial statements as restated and have your auditor revise its report to reference the
restatement consistent with paragraph 18e of PCAOB Accounting
                                                        Standard 3101.
 Shaozhang Lin
Youxin Technology Ltd
February 12, 2024
Page 2

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Larry Spirgel at 202-551-3815 with any other questions.



                                                         Sincerely,
FirstName LastNameShaozhang Lin
                                                         Division of
Corporation Finance
Comapany NameYouxin Technology Ltd
                                                         Office of Technology
February 12, 2024 Page 2
cc:       Anthony Basch
FirstName LastName